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                                                               EXHIBIT (a)(1)(F)

FOR IMMEDIATE RELEASE                                    R&B Falcon Corporation
                                                         901 Threadneedle
                                                         Suite 200
                                                         Houston, Texas  77079


CONTACT:


         Georgeson Shareholder
            Communications Inc.
         17 State Street, 10th Floor
         New York, New York 10004
         Call Toll Free (800) 223-2064



                  R&B FALCON CORPORATION COMMENCES TENDER OFFER
                    FOR ANY AND ALL OUTSTANDING SHARES OF ITS
              13 7/8% SENIOR CUMULATIVE REDEEMABLE PREFERRED STOCK


     October 27, 2000, Houston, Texas -- R&B Falcon Corporation (the "Company") announced that it is commencing a tender offer today to purchase for cash any and all of the issued and outstanding shares of its 13 7/8% Senior Cumulative Redeemable Preferred Stock (the "Preferred Stock") at a fixed price of $1,300.00 per share. The tender offer, which begins today, will expire at 5:00 p.m. (Eastern Time) on Wednesday, November 29, 2000, unless it is extended. The offer is subject to several conditions, including, without limitation, the completion of a public offering of the Company's common stock generating net proceeds of at least $399.7 million. If all shares are tendered, the cost to the Company will be approximately $480.1 million, which is expected to be provided by (i) an underwritten public offering of the Company's common stock, which is expected to close on October 31, 2000, and (ii) cash held by the Company's unrestricted subsidiaries. The Dealer Managers for the tender offer are Goldman Sachs & Co. and Morgan Stanley & Co., Incorporated.

     The Offer to Purchase, the Letter of Transmittal and all related materials are available for free at the Securities and Exchange Commission's web site at "www.sec.gov". Materials may also be obtained for free by contacting Georgeson Shareholder Communications, the Information Agent for the Tender Offer.

     STOCKHOLDERS ARE ENCOURAGED TO READ CAREFULLY THE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND ALL RELATED MATERIALS WHICH CONTAIN IMPORTANT INFORMATION AND DESCRIBE THE TENDER OFFER IN DETAIL. SUCH MATERIAL WILL BE MAILED TO ALL STOCKHOLDERS OF RECORD OF THE PREFERRED STOCK AND MADE AVAILABLE FOR DISTRIBUTION TO BENEFICIAL OWNERS OF THE PREFERRED STOCK.